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Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
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Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ballard Power Systems Inc.

We consent to the use of our reports, each dated March 1, 2017, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of each of the above reports into the Company’s Registration Statements (No. 333-156553 and 333-161807) on Form S-8 and No. 333-211780 on Form F-10/A of Ballard Power Systems Inc.

Chartered Professional Accountants

March 1, 2017
Vancouver, Canada

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